UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of April 2026

Commission File Number: 001-35942

LightInTheBox Holding Co., Ltd.

4 Pandan Crescent #03-03

Singapore (128475)

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

☒ Form 20-F                 ☐ Form 40-F

Extraordinary General Meeting

On April 17, 2026, LightInTheBox Holding Co., Ltd., a company incorporated under the laws of the Cayman Islands (the “Company”), announced that it will hold an Extraordinary General Meeting of Shareholders of the Company (the “EGM”) at the offices of the Company located at 4 Pandan Crescent #03-03, Singapore, 128475, on May 25, 2026, beginning at 10:00 a.m. Singapore time for the purposes of considering and, if thought fit, passing the resolutions as set forth in the notice of the EGM.

The Company has fixed the close of business on April 20, 2026, New York time as the record date (the “Record Date”) for determining the shareholders entitled to receive notice of, attend, and vote at the EGM or any adjourned meeting thereof. Holders of record of the Company’s ordinary shares at the close of business on the Record Date are entitled to attend and vote at the EGM and any adjourned meeting thereof. Holders of the Company’s American depositary shares (“ADSs”) who wish to exercise their voting rights for the underlying shares must act directly through The Bank of New York Mellon, the depositary of the Company’s ADS program (the “Depositary”), if the ADSs are held by holders on the books and records of the Depositary or indirectly through a bank, brokerage, or other securities intermediary if the ADSs are held by any of them on behalf of holders.

Copies of the notice and the related proxy card and voting card are attached to this Report on Form 6-K as Exhibit 99.1, Exhibit 99.2 and Exhibit 99.3, respectively, and incorporated herein by reference.

EXHIBIT INDEX

Exhibit 99.1 – Notice of Extraordinary General Meeting

Exhibit 99.2 – Form of Proxy for the Extraordinary General Meeting

Exhibit 99.3 – Form of Voting Card for ADS Holders

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

LIGHTINTHEBOX HOLDING CO., LTD.

By:	/s/ Jian He
Name:	Jian He
Title:	Chief Executive Officer

Date: April 17, 2026

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